UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Regulation FD Disclosure

On March 27, 2025, Vision Marine Technologies Inc., a Quebec corporation (the “Company”) announced via press release that that the Company will effect a reverse stock split of its outstanding common shares at a ratio of 1-for-10 that will become effective at 12:00 a.m. Eastern Time on March 31, 2025. The Company’s common shares will begin trading on the Nasdaq Capital Market on a split-adjusted basis when the market opens on March 31, 2025, under the existing symbol, VMAR, and under a new CUSIP number, 92840Q301. No fractional common shares will be issued in connection with the reverse stock split, any fractional shares resultant from the reverse stock split will be rounded up to the next whole common share.

General

The information contained in this Report on Form 6-K of the Company, except for the press release furnished herewith as Exhibit 99.1 is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-267893) and registration statement on Form S-8 (File No. 333-264089).

Exhibit Index

Exhibit No.

99.1	Press Release issued by Vision Marine Technologies Inc. on March 27, 2025, to announce the Reverse Stock Split.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: March 27, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer